40-202A

803-00190

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
Bear Creek Inc.
P.O. Box 4742
125 Pearl Street, Suite 22
Jackson, Wyoming 83001

Amendment No. 3 to
Application for an Order
under Section 202(a)(11)(F) of
the Investment Advisers Act of 1940
Declaring the Applicant to Be a Person Not
Within the Intent of the Investment Advisers Act

Amended Amendment No. 3 dated December __, 2005
Prior Amendments dated November 20, 2000 and March 8, 2001
Initial Application dated December 23, 1999

* **New Applicant: Gates Capital Partners, LLC** *

Direct any Communication, Notice and Order to:

Alfred C. Chidester, Esq.
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, CO 80203
303.861.0600

Robert M. Loesch, Esq.
Baker & Hostetler LLP
1900 East 9th Street
3200 National City Center
Cleveland, OH 44114
216.861.7594

Dated: December 16, 2005

TABLE OF CONTENTS

I. SUMMARY OF RELIEF REQUESTED

Bear Creek Inc., a Wyoming corporation ("Bear Creek"), has previously applied for an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"),[1] declaring that Bear Creek is a person not within the intent of the Act and not required to maintain its registration as an investment adviser. The Commission issued an Order for Bear Creek in the spring of 2001. This amended application covers a newly formed Bear Creek affiliate and requests an Order pursuant to Section 202(a)(11)(F) of the Act for that affiliate for the same primary reason that Bear Creek sought and received an Order – i.e., that any investment advice given by the affiliate will be limited to the same family members served by Bear Creek; provided, however, this amended application also seeks to permit the applicant to provide investment advice to a limited number of senior level employees of the applicant and its affiliated family office companies.

The affiliate of Bear Creek and new applicant[2] pursuant to this Amendment No. 3 is Gates Capital Partners, LLC, a Colorado limited liability company:

Gates Capital Partners, LLC
3575 Cherry Creek North Drive
Denver, Colorado 80209

II. DESCRIPTION OF BEAR CREEK AND GATES CAPITAL PARTNERS, LLC

Background

Beginning in 1935, Charles C. Gates started making legal arrangements to assure that the welfare of his family was secure by creating a family trust and granting to that trust stock in the family business, Gates Rubber Company. Since that time other trusts have been created by Charles C. Gates and his wife, Hazel R. Gates (both now deceased), and their lineal descendants and the spouses of such descendants for the benefit of Mr. and Mrs. Gates and their lineal descendants and the spouses of such lineal descendants. In this application references to the "Family" when referring to individuals refer to such lineal descendants and their spouses. References to the "Family" when referring to entities refer to (a) trusts established by and for the sole benefit of individual Family members, (b) charitable trusts established by Mr. and Mrs. Gates or individual members of the Family and (c) companies wholly owned by such trusts or individual members of the Family.

Prior to 1999, the administration of the Family trusts was performed by members of the Family, as trustees, with administrative assistance provided by members of the Gates Rubber Company staff. The Gates Rubber Company was transferred in a tax free stock exchange to Tomkins, PLC, a U.K. corporation ("Tomkins"), in July 1996 in exchange for Tomkins preferred

[1] Unless otherwise indicated, references to Sections are to sections of the Act.

[2] This Amendment No. 3 shall also be deemed to include an application for a 202(a)(11)(F) exclusion Order for all GCM wholly owned subsidiaries that may be formed in the future that provide investment advice to the Family.

stock. At approximately the same time, the Family formed Gates Capital Management LLC, a Colorado limited liability company ("GCM"), to provide administrative services to the Family trusts.[3] In this application GCM together with its wholly owned subsidiaries, Bear Creek and GCP (defined below), are sometimes referred to as the "Family Office."

On October 1, 1998, GCM formed Bear Creek as a Wyoming corporation to act as trustee for the Family trusts then in existence as well as any new Family trusts formed in the future by and for the sole benefit of members of the Family. Bear Creek began operations on or about January 1, 1999.

Currently, Bear Creek serves approximately 70 Family trusts with approximately 30 current beneficiaries. It is anticipated that as the number of Family members and Family trusts increases, Bear Creek will serve as trustee for such additional trusts. The Board of Directors of Bear Creek is elected by the Board of Managers of GCM. The Board consists of five Family members.

Bear Creek's services include acting as trustee, custodian and executor and it provides financial, investment, tax and accounting and other agency and advisory services as may be deemed appropriate by its Board of Directors in accordance with the applicable laws of the State of Wyoming and of the United States. Bear Creek's investment management services are limited to (a) trust administration, (b) investment management services using individual investment strategies provided by third-party subadvisers, and (c) quarterly reports.

As a matter of practice, Bear Creek relies on professional consultants in technical areas, both to keep staffing levels low and to assure that the very best advice is utilized. Bear Creek provides limited investment advisory services with its own staff. Bear Creek has also entered into an Administrative Services Agreement with GCM pursuant to which GCM will provide services such as: (1) bookkeeping and accounting support; (2) insurance and risk management advice and assistance; (3) advice and support for the formulation and implementation of policies; (4) information regarding Family trust beneficiaries and their assets; (5) human resources support and administration; (6) staff training; and (7) telecommunications, computer and network support. The Administrative Services Agreement also provides that GCM will not offer advice pertaining to nor have any authority over investment decisions.

Consistent with its governing documents and policies, the sole clients of Bear Creek are and will continue to be the Family. Bear Creek does not and will not advertise its services.

New Applicant -- Gates Capital Partners, LLC

1. Gates Capital Partners, LLC, a Colorado limited liability company ("GCP"), was formed as a wholly owned subsidiary of GCM on September 20, 2005, to provide investment advice to the Family by advising and managing Evergreen 37, LLC, a Wyoming limited liability

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[3] GCM and its wholly owned subsidiaries serve as the family office for the Family. Charles Gates and his wife are deceased. The first generation members are either in their eighties or deceased. There are six "Family lines." There are a number of second, third and fourth generation beneficiaries of several of these lines. There are approximately 70 family trusts benefiting these six Family lines.

company ("Evergreen"). Evergreen was recently formed by the Family to facilitate the Family's investments in private equity and alternative investments. Presently, it is contemplated that less than 10% of the available assets to invest will be contributed by the Family to Evergreen. GCP will act as the manager of Evergreen. Except for the ownership of membership interests of a limited number of Family Office employees in Evergreen (discussed below), like Bear Creek, GCP will only provide advice to the Family. GCP will act as investment adviser and manager of Evergreen, and GCP's compensation will be limited to reimbursement from Evergreen of reasonable fees and out-of-pocket expenses in performing its obligations to Evergreen. The reimbursements are intended to cover GCP's costs for providing such services and not to serve as a profit center for the Family.

Reason for Amended Application

GCP is likely to fall within the literal definition of an investment adviser in connection with advice provided to Evergreen and the Family trusts. GCP is filing this amended application because it believes that the Order requested (like the Order received by Bear Creek) is appropriate in the public interest and fully consistent with the protection of investors and the policies and purposes of the Act. Except for the ownership of membership interests in Evergreen by a limited number of Family Office employees, the only clients of GCP, like Bear Creek, are and will continue to be the Family. In addition, like Bear Creek, GCP has not advertised and it will not advertise its services and will not hold itself out to the public as an investment adviser.

Limited Employee Participation

GCP anticipates that a few of the Family Office employees may participate in the ownership of membership interests in Evergreen. The employees that may invest in Evergreen (or future similarly situated Family private investment funds) will be limited to senior level employees who regularly participate in providing investment advice to Evergreen and the Family. The Family Office's clerical/administrative staff will not be permitted to own an interest in Evergreen. Upon the termination of their employment with the Family Office their membership interests will be redeemed. Presently, GCP anticipates that only four of the Family Office employees will be eligible to own membership interests in Evergreen. GCP believes that the anticipated employee participation in Evergreen will align the employees' interests with the Family's interests.

III. BASIS FOR RELIEF REQUESTED

A. Relevant Provisions of the Act.

Section 202(a)(11) of the Act defines "investment adviser" to mean any person who

> for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or any bank holding company as defined in the Bank Holding Company Act of 1956, which is not an investment company, except that the term "investment adviser" includes

any bank or bank holding company to the extent that such bank or bank holding company serves or acts as an investment adviser to a registered investment company, but if, in the case of a bank, such services or actions are performed through a separately identifiable department or division, the department or division, and not the bank itself, shall be deemed to be the investment adviser; (B) any lawyer, accountant, engineer, or teacher whose performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; or (F) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or Order.

Similar to Bear Creek, as described in the prior amendments to this application, GCP's proposed activities appear to fall within the literal definition of an investment adviser.

Registration requirements for persons falling under the definition of an investment adviser are provided in Section 203(c) of the Act.

Section 203(b) of the Act provides several exemptions from registration under Section 203(a). Among the relevant exceptions listed in Section 203(b) are (1) any investment adviser all of whose clients are residents of the state within which such investment adviser maintains his or its principal office and place of business, and who does not furnish advice or issue analyses or reports with respect to securities listed or admitted to unlisted trading privileges on any national securities exchange; . . . (3) any investment adviser who during the course of the preceding twelve months has had fewer than fifteen clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any investment company registered under title I of this Act.

B. Application of the Act to GCP.

Like the Bear Creek application set forth in Amendment No. 2 to this application, the exemptions provided in Section 203(b) are not applicable to GCP because GCP as an investment adviser to Evergreen and the Family will have more than 15 clients, many of whom are residents of states other than Colorado where GCP was formed and where its principal office will be located. GCP anticipates that as part of its investment advisory services to Evergreen it may also provide individualized investment advice to the Family trusts and individual Family members. In addition, GCP does not plan to limit its investment advisory activities to unlisted securities. The combined assets of Evergreen and the Family exceed $25,000,000. Accordingly, Section 203A of the Act does not prohibit GCP from registering with the Commission. Because none of the exemptions would be applicable to GCP and GCP would not be prohibited from registering with the Commission under Section 203A of the Act without an express exemption Order from the Commission, GCP would be required to maintain its registration as an investment adviser under the Act.

Like its affiliate, Bear Creek, requiring GCP to maintain registration under the Act would not advance the public interest and is not consistent with the protection of investors and the purposes of the Act because GCP will provide advice only to the Family and will not offer services to anyone other than the Family and a small number of senior level employees of described above. Therefore, GCP respectfully requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring GCP to be a person not within the intent of the Act.

GCP Will Not Holds Itself Out to the Public as an Investment Adviser

GCP will not engage in any advertising. GCP will not attend investment-related conferences as a vendor. GCP will not conduct any marketing activities whatsoever nor will it be listed in the telephone book or any other directory as an investment adviser. GCP will not be known to the public as an investment adviser and under no circumstances will it offer or provide services of any kind to persons other than the Family and a small number of senior level employees of GCP. Finally, GCP has no plans to solicit retail clients either now or in the future, and its services to the Family will remain its exclusive function.

IV. DISCUSSION OF PRECEDENT

Like Bear Creek, the business of GCP is not of the type to which the Act was meant to apply and therefore GCP should be granted an Order from the Commission under Section 202(a)(11)(F) of the Act.

GCP's position is similar to situations previously ruled on by the Commission. In the Matter of Moreland Management (Investment Advisers Act Release No. 1700 (February 2, 1998)), the Commission granted relief in a situation which is nearly identical to Bear Creek's and GCP's. In Moreland, a company was formed by a trust that owned all of the company's stock. The trust existed for the benefit of a single family and its descendants. The company was formed to serve as the family office of the family and the company performed services for the trust under contract. Among the various services provided to the trust were asset allocation, record keeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys and numerous other responsibilities. The company also had clients who were immediate family members of the family and the trustees, foundations, partnerships, and other entities created by them or by the trusts to serve as vehicles for investments. Like GCP (and Bear Creek), the company in Moreland did not offer or perform services to the public. The Commission determined that the company was a person not within the intent of the Act.

As demonstrated above, GCP's position is identical to Bear Creek Inc. (Investment Advisers Act Release No. 1931 (March 9, 2001)). In fact, GCP is serving the same family, the Gates family that Bear Creek serves. In Bear Creek Inc., the Commission granted relief to Bear Creek.

In the Matter of Roosevelt & Son (Investment Advisers Act Release No. 54 (August 31, 1949)), a general partnership was organized to manage and supervise investments in real and personal property for the account of the partnership and for the estates and trusts in which various members of the family had an interest or were beneficiaries. Two-thirds of the accounts of the partnership were held by brothers in their capacity as executors and testamentary trustees of estates and trusts in which, for the most part, various members of the Roosevelt family had an interest or were beneficiaries. Remaining accounts were nonfamily accounts that were originally accepted for such reasons as friendship or former employment with the family. Approximately 80% of the partnership's employees' time was spent on tax returns and bookkeeping operations relating to investments. The remaining 20% was devoted to the management of personal and real property owned by partners or clients. The Commission granted an Order in the Roosevelt matter stating that the partnership was not an investment adviser within the intent of the Act.

On December 2, 2004, the Commission addressed the issue whether the new Adviser Act rule 203(b)(3)-2 should contain a special provision for limited partnerships owned or controlled primarily by members of a single family. See Registration Under the Advisers Act of Certain Hedge Fund Advisers (Investment Advisers Act Release No. 2333, footnote 249). It concluded that special provisions for family companies were not warranted. The Commission noted that it had granted exemptive relief, on application, to a number of family office advisers, including Bear Creek and Moreland Management. This amended application for GCP seeks to add GCP to Bear Creek's exemption Order because it is an affiliate of Bear Creek and only serves the Family, the same as Bear Creek.

Finally, the Commission granted a Section 202(a)(11)(F) Order to Longview Management Group LLC ("Longview"), an investment adviser created to manage the assets of the Crown family and that also managed the assets of certain nonfamily employees and their descendants. See In the Matter of Longview Management Group LLC (Investment Advisers Act Release No. 2013). In addition to providing investment advisory services for the family and family entities, Longview advised a handful of nonfamily members. These included the families of two longtime Crown family employees (the employees themselves were since deceased) and, similar to GCP, individuals the family had allowed to invest in a family investment entity (a longtime employee of Henry Crown & Co. and a longtime family attorney). In Longview, nonfamily members were limited to their then-current investments, no new nonfamily members were permitted to invest and Longview was not allowed to enter into any new advisory relationships with nonfamily members. Nevertheless, nonfamily members were permitted to be advised. Here, the nonfamily members will be limited to Family Office employees of GCP who regularly engage in providing investment advice to the Family.

V. POLICY CONSIDERATIONS

GCP is a private company indirectly wholly owned by the Family that was formed to advise, and serve as the manager of, Evergreen (GCP is a wholly owned subsidiary of GCM). Except for possible limited participation of a small number of Family Office employees in Evergreen, Evergreen will hold and invest assets of the Family for the sole benefit of the Family. GCP's services are very narrowly tailored to the needs of the various Family trusts and not to the needs of the public at large. GCP will not at any time seek or accept the business of persons other than the Family.

The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because GCP will not undertake investment advisory functions with respect to the public, there is no need to apply the Act to the activities of GCP. To require GCP to maintain its registration as investment advisers would be inappropriate and not in the best interest of the Family. Thus, no useful purpose would be served by requiring GCP to register under the Act.

GCP believe that the issuance of an Order under Section 202(a)(11)(F) of the Act is fully justified and is in the public's interest.

VI. RELIEF REQUESTED

GCP respectfully requests an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring GCP to be a person not within the intent of the Act and therefore not required to maintain its registration as an investment adviser.

In addition, GCM, as the owner of GCP and the owner of any future wholly owned subsidiary similarly situated to GCP (i.e., an investment advisory firm existing only to serve the Family), also hereby respectfully requests (for the same reasons as GCP) an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring that such GCM subsidiaries that may be formed in the future and GCM, if in the future it provides investment advice to the Family, to be persons not within the intent of the Act and therefore not required to maintain their registration as investment advisers.

VII. PROPOSED NOTICE

A proposed form of notice is attached to this application as Exhibit A.

VIII. AUTHORIZATION

The Articles of Organization and Operating Agreement of GCP provide that the management of GCP, shall be vested in a Board of Managers. All of the members of GCP's Board of Managers signed a resolution authorizing Marshall F. Wallach to execute and file this application. Therefore, all of the requirements in GCP's Articles of Organization and Operating Agreement have been fulfilled in Order for the application to be filed.

The undersigned, Marshall F. Wallach, an authorized member of the Board of Managers of GCP, has been fully authorized to sign and file this application and any amendments thereto on behalf of GCP pursuant to the following resolutions of GCP's Board of Managers:

> RESOLVED that Marshall F. Wallach ("Wallach"), as a member of the Board of Managers of GCP be, and hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an Order of exemption of the company from the provisions of the Investment Advisers Act of 1940, as amended (the "Act"), together with the exhibits thereto (the "Application"), as Wallach deems appropriate and to take any further action and execute and deliver all further documents as Wallach deems appropriate to accomplish the purposes of this resolution, including without limitation the following:

1. The execution and filing with the Commission of the Application, in such form and with such alterations, modifications and amendments as Wallach may deem appropriate.

2. The preparation and filing with the Commission of any application for confidential treatment of exhibits to be furnished to the Commission and the amendment or modification of the same as Wallach may deem appropriate.

Gates Capital Partners, LLC, a Colorado limited liability company

Date: December 16, 2005

By: ______________________

Name: Marshall F. Wallach
Title: Member of the Board of Managers

Verification

State of Colorado)
) ss.
City and County of Denver)

The undersigned, being duly sworn, deposes and says that he has executed the foregoing Application, dated December 16, 2005, for and on behalf of Gates Capital Partners, LLC; that he is a member of the Board of Managers of such company; and that all action by members and managers, and other bodies, if any, necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

____

Name: Marshall F. Wallach
Title: Member of the Board of Managers
Gates Capital Partners, LLC

SUBSCRIBED AND SWORN to before me, a notary public, this 16th day of December, 2005.

My Commission Expires
02/12/2008

ALICE F. HYATT NOTARY PUBLIC STATE OF COLORADO

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

Rel. No. IA-

Gates Capital Partners, LLC

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice of Application for exemption under the Investment Advisers Act of 1940 ("Advisers Act").

APPLICANT: Gates Capital Partners, LLC ("GCP")

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act.

SUMMARY OF APPLICATION: GCP requests an Order declaring that it is not a person within the intent of the Advisers Act. GCP also seeks an Order declaring that all future Gates Capital Management LLC's wholly owned subsidiaries similarly situated to GCP (i.e., investment advisers existing to serve the Family (defined below)) and Gates Capital Management LLC, if in the future it provides investment advice to the Family, not to be persons not within the intent of the Act.

FILING DATES: The application was filed on December 22, 1999. Amendment No. 1 was filed on November 20, 2000. Amendment No. 2 was filed on March 8, 2001. This Amendment No. 3 was filed on December __, 2005.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the applicant (GCP) with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _____________, 2005, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE., Washington, D.C. 20549. Applicant: Gates Capital Partners, LLC, 3575 Cherry Creek North Drive, Denver, Colorado 80209.

FOR FURTHER INFORMATION CONTACT: Jennifer Sawin at (202) 551-6724 (Division of Investment Management, Office of Investment Adviser Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application: the complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANTS' REPRESENTATIONS

1. Bear Creek Inc. (the "Company") was formed under the laws of Wyoming on October 1, 1998, to become the trustee and provide administrative services and management of assets to numerous trusts (the "Trusts") created by and for the sole benefit of a single family (the Gates family). The Company's sole shareholder is Gates Capital Management, LLC, a Colorado limited liability company ("GCM") which is owned by the Trusts and currently serves as the Trusts' "family office."

2. Beginning in 1935, Charles C. Gates started making legal arrangements to assure that the welfare of his family was secure by creating a family trust and granting to that trust stock in the family business, Gates Rubber Company. Since that time other trusts have been created by Charles C. Gates and his wife, Hazel R. Gates, and their lineal descendants and the spouses of such descendants. Such descendants, trusts established by and for the sole benefit of such descendents, charitable trusts established by Mr. and Mrs. Gates or their lineal descendents and companies wholly owned by such lineal descendants and/or by such charitable trusts are collectively referred to as the "Family."

3. Gates Capital Partners, LLC (the applicant), a Colorado limited liability company ("GCP"), was formed as a wholly owned subsidiary of GCM on September 20, 2005, to provide investment advice to the Family by advising Evergreen 37, LLC.

4. Evergreen 37, LLC, a Wyoming limited liability company ("Evergreen"), was recently formed by the Family to facilitate the Family's investments in private equity and alternative investments. Presently, it is contemplated that less than 10% of the available assets to invest will be contributed by the Family to Evergreen. GCP will act as the manager of Evergreen.

5. As investment adviser to, and manager of, Evergreen, GCP's compensation will be limited to reimbursement from Evergreen of reasonable fees and out-of-pocket expenses in performing its obligations to Evergreen. The reimbursements are intended to cover GCP's costs for providing such services and not to serve as a profit center for the Family.

6. GCP anticipates that a small number of "family office" employees (employees of the Company, GCP or GCM), may participate in the ownership of membership interests in Evergreen. The employees that may invest in Evergreen (or future similarly situated Family private investment funds) will be limited to senior level employees who regularly participate in providing investment advice to Evergreen and the Family. Upon the termination of their employment the employee's membership interests will be redeemed.

7. Except as noted above in paragraph 6, GCP (like the Company) will limit its provision of investment advice to the Family and has no public clients in the sense of retail or institutional investors and has no plans, now or in the future, to solicit or accept clients from the retail public.

8. GCP does not hold itself out to the public as an investment adviser and it is not listed in the phone book or other directory as an investment adviser. GCP does not engage in advertising, attend investment management-related conferences as a vendor, or conduct marketing activities.

II. APPLICANTS' LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. . . ." GCP believes that the proposed activities involving the provision of investment and/or financial advice to companies owned and controlled by the Trusts may fall within the literal definition of "investment adviser."

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, GCP asserts, would appear to apply to GCP. GCP states that, specifically, the first exception - for "intrastate" investment advisers - may not be available to GCP because not all of its "clients" are residents of Colorado. GCP expects to advise a Wyoming-based company as well as the Trusts. In any event, GCP does not plan to limit its investment advisory activities to unlisted securities, a restriction that could prove to be unacceptable from a fiduciary perspective because it would sharply limit asset diversification considerations in the future. GCP believes the other exceptions are also not available.

3. GCP asserts that if GCP was found to be within the definition of an investment adviser it would be required to register as an investment adviser under the Advisers Act, notwithstanding the fact that (i) GCP is an affiliate of the Company, (ii) GCP exists to provide investment advice to the Family, (iii) GCP is essentially part of and serves the same "family office" that the Company serves, and (iv) GCP does not hold itself out to the public as an investment adviser.

4. GCP states that it is not listed in any directory as an investment adviser and it does not engage in any advertising, it does not attend investment management-related conferences as a vendor; and it does not (and will not) conduct any marketing activities whatsoever.

5. GCP states that it is a private organization that was formed to provide investment advice to the Family. Except for a small number of family office employees, who are regularly engaged in providing investment advice to the Family, and who may own membership interests in Evergreen, all of the GCP's clients are part of the Family. There are no public clients in the sense of retail investors. GCP services are sharply tailored to the needs of the Family and not to the needs of the public.

6. GCP states that it has no plans, now or in the future, to solicit clients from the public.

7. GCP believes that the relief requested in this Application is substantially similar to that granted by the Commission in at least five instances. In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation all of the stock of which was held in trust for the benefits of members of a single family and which furnishes investment advisory services a to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consists of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries); In the Matter of Augustus P. Loring, Jr., Investment Advisers Act Release No. 33 (July 22, 1942) (individual who was primarily engaged in the business of acting as a professional trustee under judicial appointments, appointments under trust indentures, or pursuant to powers of attorney, who derived most of his income from acting as trustee, who managed and administered personal and real property in addition to the Supervision of Securities, and who did not hold himself out as giving advice to others as to securities); In the Matter of Moreland Management, Investment Advisers Act Release No. 1700 (February 1998) (corporation formed by a trust which owned all of the corporation's stock; the corporation was formed to serve as the family office of the family and performed such services as asset allocation, record keeping, investment due diligence, federal and state tax advice, coordination of professional relationships with accountants and attorneys, and numerous other responsibilities); and In the Matter of Longview Management Group LLC, Investment Advisers Act Release No. 2013 (February 7, 2002) (an investment adviser created to manage the assets of the Crown family was also permitted to managed the assets of certain nonfamily employees and their descendants).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz, Secretary.